Exhibit 99.1

Missfresh Receives Nasdaq Notice Regarding Stockholders’ Equity

BEIJING, China, December 9, 2022—Missfresh Limited (Nasdaq: MF) (“Missfresh” or the “Company”), an innovator in China’s neighborhood retail industry, today announced that by letter dated December 5, 2022, the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notified Missfresh that it no longer satisfied the $10 million stockholders’ equity requirement for continued listing on The Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(A) (the “Stockholders’ Equity Rule”) and that the Staff has granted the Company a 45-day period, through January 19, 2023, to submit a plan to regain compliance with that requirement or one of the alternative listing standards. The notice has no immediate impact on the Company’s listing or trading on Nasdaq.

The Company believes it can satisfy an alternative requirement to the Stockholders’ Equity Rule; namely, the $50 million in total assets and $50 million in total revenue requirement. However, the Company does not at present satisfy the minimum $15 million market value of publicly held shares requirement as required under the total assets and total revenue requirement for continued listing on The Nasdaq Global Market (the “Total Assets and Total Revenue Rule”). Accordingly, the Company intends to submit to the Staff, in a timely manner, a plan to regain compliance with the Total Assets and Total Revenue Rule or the Stockholders’ Equity Rule. If the Company’s plan is accepted, the Staff may grant an extension of up to 180 days from the date of the Staff’s determination letter, or June 5, 2023, to evidence compliance with all applicable criteria for continued listing on The Nasdaq Global Market.

In the event the plan is not accepted by the Staff or, if the plan is accepted, but the Company fails to regain compliance within any extension period that may be granted by the Staff, the Company’s securities would be subject to delisting from Nasdaq. Notwithstanding, upon receipt of a delisting notice, the Company would have the right to request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request would stay any suspension or delisting action by the Staff at least pending the conclusion of the hearing process and the expiration of any extension period that the Panel may grant following the hearing.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; impact of the COVID-19 pandemic; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com